

Western Copper Corporation

ANNUAL REPORT

2006

YEAR OVERVIEW

Co-Chairman's Letter to Shareholders

Dear Fellow Shareholders,

THE YEAR 2006 was an extraordinary one for the minerals industry, and an auspicious year to start Western Copper Corp. Not only did metals prices reach record highs pretty much across the board; even more significantly, world demand and supply fundamentals for metal commodities indicate these strong prices will be present for the long term. Copper and gold specifically, Western Copper's twin metals of importance, have outstanding long term fundamentals. Western Copper also has a substantial molybdenum resource on the Casino, YT property.



In the case of copper, secular demand growth in Asia coupled with tremendous new demand as an "energy metal" in such things as hybrid gasoline-electric cars, new hydro and nuclear power generation facilities, with associated electrical transmission infrastructure, auger well for continuing strong demand growth. On the supply side, inventories have shrunk to record low levels requiring a great deal of new production capacity simply to ensure uninterrupted supply. In the case of gold, powerful fundamentals of increasing demand coupled with declining global mine production auger for higher future prices. Since June 2005, gold has seen notable price increases in all of the world's major currencies. Abetted by new sources of investment in physical metals such as hedge and commodity funds which seek alternatives to stocks and bonds, the metals markets seem likely to be kept strong for many years to come.

I am pleased that Western Copper acquired Lumina Resources during 2006 as its first major corporate act since going public in May. Western Copper had the assets that Lumina did not have, and vice versa. Lumina brought a great pipeline of long term copper and gold properties and these are an outstanding fit with Western Copper's principal assets – its strong treasury, its strong management team, and its late-stage copper development property at Carmacks. The merger of Western Copper and Lumina seems to me to be a classic win-win opportunity for shareholders of both companies, and the share price of Western Copper since the merger was completed shows that the equity markets agree.

In 2007, Western Copper will begin major programs on all its assets and I look forward to watching as these initiatives progress. Western Copper is highly leveraged to copper and gold prices, and will prosper if these metals stay strong. Western Copper is also well exposed to exploration success and to the classic value-adding process of moving projects from early stages to mine development. I am optimistic that the Company's combination of money, management and excellent projects will enable it to do well this year and in the future.

Ross Beaty
Co-Chairman
March 4, 2007

YEAR OVERVIEW

CEO's Letter to Shareholders

Dear Fellow Shareholders,

It is with great pleasure that I can report to you on the progress of the Company since its inception. Western Copper was created on May 3rd 2006 as an asset spin-out from Western Silver which was acquired by Glamis Gold. Its assets at inception were $40 million in cash, an exceptional team of officers, directors, and employees, Carmacks Copper, a development stage property in the Yukon, and the Sierra Almoloya exploration project in Mexico. Soon after the formation of the Company we applied for and were listed on the Toronto Stock Exchange.



Given the management team's strength in developing mining projects and building mines, we believe that Western Copper has a unique advantage over many juniors in its ability to advance projects through to production as well as quickly identify attractive acquisitions. Given these two capabilities as well as our view that metals prices are entering a secularly strong market phase, we decided we could maximize return to our shareholders by strategically focusing our efforts on acquiring and advancing through to production large gold and copper deposits that have the potential for attractive returns at current metal prices, good infrastructure and abundant low-cost energy, and are located in geopolitically stable areas.

With these objectives in mind, we acquired Lumina Resources which was also a listed Toronto Stock Exchange Company. The Lumina acquisition brings to the company two large gold-copper porphyry deposits, one in British Columbia and one in the Yukon along with the Redstone sedimentary hosted copper deposit in the North West Territories of Canada. The Hushamu and Casino deposits alone have a National Instrument 43-101 (NI 43-101) compliant Measured and Indicated resource of 9.7 million ounces of gold, 6.1 billion pounds of copper, and 425 million pounds of molybdenum and also meet our other stated criteria. We are also closely analyzing the opportunity for operational synergies especially between the Carmacks, Casino and Redstone properties as well as planning further exploration on three of our properties in the coming year.

After a careful in-house review of Carmacks Copper data we decided to move this project towards production by re-initiating the permitting process, executing a 7,000 meter definition and exploration drill program and updating the feasibility/basic engineering study which was initially completed in 1997. The updating of the feasibility study was awarded to M3 Engineering in October with completion scheduled for mid-April 2007. All of this work is going well and we anticipate that currently scheduled drilling programs will result in a much longer life project than initially projected.

With the Lumina acquisition successfully completed, a positive outlook for gold, copper, and molybdenum, a strong cash position, an outstanding portfolio of properties, and an exceptionally strong management team we are now well positioned for future growth and I look forward to another exceptional year in 2007.

F. Dale Corman, CEO and Co-Chairman

Western Copper's Core Values

Maintaining our commitment to deliver on our promises to our shareholders, employees, and our communities.

Advancing the Carmacks deposit to unlock shareholder value.

Assembling a uniquely qualified team giving Western Copper a competitive advantage in rapidly and accurately evaluating and responding to emergent opportunities to acquire valuable assets.

Creating a thriving internal culture of excellence and innovation allowing us to attract and retain the highest-caliber employees to sustain operations at a high performance level.

Focusing on strategic metals which will have high value in the years ahead.

Acting ethically in all aspects of our business practices, and operating in an environmentally responsible manner wherever we go.

Summary of Western Copper's Strategy

It is Western Copper's view that the world markets have entered a phase during which commodity and metals prices will attain sustained higher price levels due to a confluence of factors that, having been developed over decades, will not be dissipated in the near term.

Given this view of the metals market, Western Copper looks to develop superior shareholder returns by executing the following strategy:

Build a superior management team.

Develop and advance its projects through to production.

Maintain a strong cash position (currently $35 million).

Acquire mineral properties with:

I.   Known NI 43-101 compliant resources giving attractive returns at current prices;

II. Location in geopolitically stable areas with good infrastructure;

III. Availability of low cost hydro energy;

IV. Gold, Copper and Molybdenum development projects.

As the share value of mining companies trade at higher multiples as projects are advanced, Western Copper is focused on successfully achieving milestones in the development of each of its properties.

Accomplishments in 2006

Initiated operations as well as listing on the Toronto Stock Exchange (TSX).

Built and added to a strong management team.

Developed the company strategy.

Initiated and completed the Lumina Resources acquisition.

Carried-out a 7,000 metre drill campaign on the Carmacks project.

Initiated the development of an NI 43-101 compliant resource for Carmacks incorporating new drill results.

Finalized and submitted the environmental analysis report to the Yukon regulatory authorities and advanced the permitting process for the Carmacks Copper project.

Retained M3 Engineering of Tucson, AZ and initiated an update of the Carmacks Copper Project feasibility study.

Western Copper's Goals for 2007

Completion in early 2007 of an NI 43-101 compliant resource for the Carmacks, YT Copper Project including 2006 drill results.

Update of the Carmacks feasibility study in early 2007.

Secure mining permits and licenses for Carmacks in 2007 followed by a production decision.

Further exploration and definition drilling of Carmacks sulphide and oxide Zones 12, 13 and 2000.

Exploration drilling of the Hushamu, B.C. property commencing in early 2007.

Geo-physical survey and exploration of the Redstone, N.W.T. property during the summer of 2007.

Detailed scoping study (including modeling and metallurgical testing) of the Casino, YT molybdenum/copper/gold deposit.

The Foundation of Western Copper's Strategy

ALL OF THE major metals enjoyed strong price increases in 2006 with copper increasing its price by 38% and gold increasing by 20%. While the 2006 price increases in metals may seem to be unsustainable, viewing the CRB Commodities Index with its current basket of 17 commodities held constant over 85 years and prices inflation-adjusted to 2006 dollars indicates that commodities, as a class, are only now approaching the lower bound of a price zone that they have occupied for long periods of time over the past century.

It appears that, as a class, commodities are returning to an inflation adjusted secular trend in price that was in place until 1985 and are recovering from the historical lows they achieved in 1999.



Inflation-adjusted CRB index 1920 - 2006

Constant basket of commodities, equal weighting

Break-down in historical price up-trend

Source: Di Tomasso Group

Primary Drivers of Metals Prices

The price of metals and other commodities are driven by two primary market factors:

1. Supply/demand factors drive prices according to basic market economics. When demand exceeds the supply of a material, prices typically rise until additional supply is brought to market to meet the demand.

Using base metal inventories as an example and viewed simply in terms of supply/demand factors, the chart below of London Metals Exchange stocks of base metals inventory vs. base metals prices (in inflation-adjusted constant 2006 dollars) shows that in 2006, historic lows in base metals inventories were achieved on the LME but that, in the context of the past 43 years, the prices of base metals were only 60% of previous peak prices.

Whether industrial consumption and other demand factors lessen or whether supply of metals can increase adequately to relieve the supply/demand tightness in the world's metals markets remains to be seen.

Base Metal Stocks and Real Prices



Source: LME, Macquarie Research, September 2006

It should also be noted that in the late 1970s, LME inventory levels of base metals reached historic highs 5x higher than today's inventory levels yet metals prices measured in real (2006) dollars remained roughly at today's price level for a protracted period of years. There are clearly periods where factors in addition to the physical supply and demand balance of metals determine metals price levels.

2. Monetary inflation (i.e. the creation of additional money) affects prices due to the fact that as more money is issued by central banks, over time the buying power of those currencies is diluted causing prices to rise (or are said to be inflated).

The "money stock" (or "money amount") measures used by various monetary authorities is stated in terms of "M's" or aggregates with M1 being the narrowest measure of money, M2 a broader measure, etc. The following are increases of the broadest monetary measures in each of the selected industrialized countries: In Australia, the M3 money stock is 13% higher from a year ago, British M4 is 13% higher, the Euro zone's M3 is 9.3% higher, a 16-year high, Korea's M3 is 10.3% higher, China's M2 is 16.9% higher, India's M3 is 20.5% higher, Russia's M2 is 45% higher, and the US M3 has been reconstructed to show 10.7% growth in 2006 [i]. Metals and commodity prices are rising in these currencies.

Western Copper's Strategy

Strategy Background

UNDERPINNED BY strong demand factors such as continued Asian electrical infrastructure build programs as well as a growing trend of investor diversification into real assets, metals prices have been rising from historically low levels since 2001. As metal prices have risen during this period from their lows, the futures market have, on a rolling basis, been predicting near-term price peaks for base metals and lower future prices.

Market acceptance of lower long-run metals prices appears to have the effect that many deposits, which have substantial economic value at current and higher metals prices, are currently being undervalued by the markets. If metals prices hold even near current levels, the market will ultimately acknowledge the economic value of such deposits. With higher metals prices, the economic return to shareholders of companies developing such large, typically low-grade deposits can be substantial.

Driven by strong demand and inflationary factors compounded with the fact that an entire exploration and development cycle has been missed in the mining industry during the past 15 years of low metals prices, Western Copper believes that there exists a substantial investment opportunity through the acquisition and development of large known deposits that are currently being undervalued by the market.

Western Copper's Core Strategy

Metal bull markets are driven by fundamentals that develop over decades after which markets respond by entering secular phases of higher metals prices. While no market moves straight up, these markets are in general characterized by price accelerations interspersed with consolidation phases followed by further price increases.

It is Western Copper's view that the world metals markets have entered a phase during which commodity and metals prices will attain higher long-run price levels.

A second core view of Western Copper is that superior shareholder returns are developed by companies that execute on the development of their properties through to production. As each development stage is achieved, higher multiples are applied to given company resources providing increases in the valuation of companies for shareholders.



Western Copper looks to generate superior returns for shareholders with the following strategy:

1. Build and continue to develop a strong management team.
2. Develop and advance its projects through to production.
3. Maintain a strong cash position.
4. Acquire and develop mineral properties with:

    I) Known NI 43-101 compliant resources giving attractive returns at current prices;

    II) Location in geopolitically stable areas with good infrastructure;

    III) Availability of low cost hydro energy;

    IV) Gold, Copper and Molybdenum development projects.

Western Copper has positioned itself with the Carmacks Yukon Copper Project with near term production potential which is projected to be economic at metals prices substantially below current levels.

In addition, on November 29, 2006 Western Copper completed its acquisition of Lumina Resources Corporation with three properties containing total NI 43-101 compliant resources (Measured and Indicated) of 9.7 million oz. gold; 6.1 billion lb. copper; 425 million lb. molybdenum. This acquisition also provides Western Copper shareholders with substantial exposure to molybdenum. With this portfolio of properties, Western Copper will now focus on advancing these properties through to production.

Copper Market Overview

I N 2006, Asia accounted for 50% of world copper consumption while the US market accounted for just 13% of the annual 17.7 million tonnes of copper consumed.

World copper consumption is projected to increase by approximately 5% per annum going forward with China expected to contribute more than 50% of the increase in annual copper consumption during this decade (see graph below).

Even with a slow-down in the US housing market, if Asian infrastructure build continues, it can continue to underpin copper consumption.

Continued build-out of electrical infrastructure in China and India will be necessary to advance their economies. The populations of China and India are multiples that of Japan and their infrastructure is less than half as developed as Japan and other countries in the region.

While world copper production is projected to increase, inventories are projected to remain in the unusually tight range of 3.5 days of annual demand giving little buffer for missed production levels.



Copper Demand Increase by Decade

Source: Macquarie Research, September 2006

Looking forward, the projected supply/demand balance for 2007 is estimated at 1% (190 kilotonnes) of the 2007 consumption of copper. Compounding the challenge of producing enough copper to meet world copper demand is the fact that during the recent low copper price period, mines have been high-grading their ore to remain in business while an entire exploration and development cycle has also been missed. We are now at a juncture where the high-grade, easy-to-mine ores in stable locales have largely been consumed and miners are now forced to mine lower grade copper ores or to pursue deposits in geopolitically unstable regions.

With current low inventory levels and recent years' successive and substantial misses of actual annual mine production of copper from prior forward plan, there is limited assurance that demand will be met and that shortages will not occur in the future given the projected fine supply-demand balance of the world's copper market.



World Mine Production Copper Losses from "Plan"

Source: Macquarie Research, September 2006

Global Copper Balance

'000 Tonnes	2002	2003	2004	2005	2006f	2007f	2008f	2009f	2010f
World Consumption	15032	15608	17061	16942	17672	18304	19444	20301	21155
% Change Y-o-Y	0.6	3.6	9.3	-0.7	4.3	3.6	6.2	4.4	4.2
World Production	15368	15304	15931	16734	17658	18494	19499	20321	21292
% Change Y-o-Y	-1.9	-0.4	4.1	5.0	5.5	4.7	5.4	4.2	4.8
Balance	336	-304	-1130	-208	-14	190	55	19	136

Source: Macquarie Research, September 2006

Energy Conservation and Energy Diversification

Due to a variety of environmental, cost and geopolitical factors, the world is now on a path of energy conservation and diversification away from imported fossil fuels.

The trend of energy source diversification, whether to nuclear, solar, wind, clean coal, hydrogen fuel cells, etc., all share the common characteristic of utilizing electrical transmission and consumption of energy – again driving a future need for copper.

In addition, the relatively quick market success of hybrid gas-electric automobiles such as the Toyota Prius has identified a further source of demand for copper. Each Prius, with its electric drive motors, batteries, and onboard electrical systems, utilizes approximately 100 lb. of copper per car in comparison to approximately 40 lb. for a conventional automobile.



Photo: Toyota.com

The arrival of hybrid automobiles represents a stepping stone to the mass-produced pure electric car that will further drive requirements for additional electrical generation and transmission capacity - and copper.

Copper Prices

In the context of nominal (then dollar) terms, the short-term rise in copper prices may seem high given an increase to $4.00 / lb. in May 2006 from $0.60 /lb. in 2001.

However, viewing copper prices in real terms (constant inflation-adjusted 2006 dollars) it can be seen below that copper prices have entered a price region that has been sustained for long periods in the past.



**Monthly Average
LME Copper Price
US $/LB**

Source: Metalprices.com

The maroon line in the graph below shows that price-peaks of more than $6.00 /lb. in real terms occurred in the 1960s and 70s and that prices were sustained above $2.00/lb. for this protracted period. This price level occurred even during a period of record inventory levels and economic recession.

Copper prices have now risen from historically low levels in 2001 that, in real terms, were only briefly matched by copper prices in the 1930s. This occurred in the 1930s during the Great Depression where the US central bank had constricted the money supply by 30% thereby deflating commodity prices and constricting economic activity.



**Copper and Real Copper
[London Metal Exchange -
Monthly Spot High/Low]**

Real Copper - Adjusted for inflation by Warren and Pearson's price index 1900 to 1912 spliced to Consumer Price Index - All items (NSA) in January 1913.

Data as of December 2006   ■ Copper   ■ Real Copper

Source: thechartstore.com

Gold Market Overview

WHILE GOLD is also used in industrial applications and as jewelry, gold is first and foremost a monetary metal and a safe-haven store of value. Because it cannot be easily replicated and diluted in value, Alan Greenspan notes that gold remains the "ultimate form of payment in the world". [ii]



Throughout history, approximately 155,000 tonnes of gold have been mined with approximately 90% (140,000 tonnes or 4.1 billion oz.) still believed in existence. This amount of gold could form a cube with sides measuring 25 m.

Although annual bullion transfer figures for the London Bullion Market and the NY Comex exchanges are available, because of the opaque nature of the world gold market, an accurate estimate of total annual supply and demand for gold is not possible. The primary indicator of the balance of gold supply vs. demand is the price of gold.

Only 2,500 tonnes of gold per year (less than 2% of above-ground gold) are mined and added to the market. While only a fraction of the above-ground gold is available to market at any one time, the total above-ground stock of gold represents the ultimate market supply of gold.

At $650/oz., the total above-ground stock of gold represents approximately $2.7 trillion in value. Balancing this apparent large potential supply of gold is the large amount of financial assets in existence. As a point of reference, McKinsey & Company estimate the total market value of world financial assets (stocks, bonds, and currency deposits) at $136 trillion in 2004. A small amount of financial assets reallocated into the fraction of gold assets available to market can drive the price of the entire gold stock materially higher.

After a period of inflationary monetary policy in the 1960s, gold rose in value from $35 /oz. in 1972 peaking at $850 /oz. in 1980. When adjusted for inflation, the 1980 peak value is approximately $2,300 /oz. in 2006 dollars.

Gold has risen from 2001's low of $260 /oz. and is currently valued at approximately $650 /oz. Gold represents an asset diversifier for Western Copper's investors by performing well as an asset that will be increasingly in demand by a newly affluent Asian economic sphere, as a safe haven asset, and as an inflationary hedge.



Au London Price USD/troy oz January 4, 2000 - February 19, 2007

Last: 670.75 USD Feb 19, 07

Source: metalprices.com

Molybdenum Market Overview

MOLYBDENUM HAS well-known applications as a key strengthening component in stainless steels and as a hardener for cutting tools. As a focus on energy diversification and North American energy production increases, molybdenum's applications in specialty steels and shielding material in nuclear reactors, as a key component in pipeline steel, and as a desulphurizing catalyst to remove sulphur from crude oil and natural gas will help to expand demand from its traditional industrial applications.

Approximately 60% of molybdenum production is a by-product of copper production thereby limiting the market's ability to respond quickly to increased demand. As with most other metals, molybdenum inventories remain low at approximately 2 weeks vs. typical inventory level of 10 weeks of consumption. Chile's production of molybdenum is projected to fall by 12%[iii] in 2007, however other countries will increase production with total world production in 2007 estimated to increase 2% to 189,000 tonnes.[iv]

Molybdenum's current price of $29 /lb. is well above its low of $2.25 /lb. in 2001 and increased production of molybdenum is being met by increased demand both in traditional as well as evolving new applications.

Molybdenum Oxide FOB North America US$ / LB Sept 13 1996 - Mar 23, 2007



Last: $ 28.344

Source: metalprices.com

Western Copper 2006 Review by Property

Western Copper has five properties in total of which four are located in Canada and one is located in Mexico.



Carmacks
Yukon Territories



CANADA

CARMACKS, YT

USA

MEXICO

Carmacks Property Profile

THE 100% OWNED Carmacks copper project is located 192 kilometers north of Whitehorse in the Yukon, Canada. The project was vested in Western Copper as a result of the take-over of Western Silver by Glamis Gold in May 2006 and the spin-off of Western Copper Corp. The project is in the early stages of development with the goal of exploiting the oxide copper mineralization by means of an open pit mine and a heap-leach, solvent extraction / electrowinning process (SX/EW) producing an average of 14,300 tonnes (31.5M lbs.) of 99.99% pure cathode copper per year for the projected 7.5 year mine life.

This project was the subject of a Feasibility Study in 1995, a Basic Engineering Report in 1997, and permit applications by a predecessor company. Some early site development work had also taken place in 1997 in anticipation of full scale development the following year. However, all work on the Project was suspended early in 1998 due to the low and declining copper prices prior to the receipt of permits and licenses.

Carmacks 2006 Progress

Environmental review of the project under the Yukon Environmental Assessment (YEA) process is progressing well. The submission of material has been finalized and preparation of a draft screening report by the Yukon Government is underway. It is expected that the screening report will be released to Western Copper in the first half of 2007.

The introduction of the Yukon Environmental and Socio-economic Assessment Act (YESAA) late in 2005 resulted in Western Copper also being assessed under this act. It is expected that much of the technical work done under the YEA process will be used by the YESAA Board in their review. Review of Western Copper's submissions are underway and mining permits and water licenses will follow approval under both the YEA and YESAA processes, which is expected in 2007.

In July 2006, Western Copper commenced a drilling campaign with a view to converting inferred oxide resources in the No. 1 Zone to a measured and indicated resource through infill drilling and expanding the No. 1 Zone sulphide resource at depth through deep drilling.

In addition, exploration targeted other areas such as the No. 5, 6, 2000, 12 and 13 Zones, which were not included in previous resource estimates. A total of 7,100 metres of diamond drilling was completed. Assay results from this drilling program have been released indicating substantial mineralization in Zone 13. Exploration will recommence in the Spring of 2007 and the focus of the work will be the continued exploration of the Zones 2000, 12 and 13 for further mineralization and potential continuity between the zones.

Work commenced on an updated (NI 43-101 compliant) resource estimate which will be completed following integration of all assay results from the 2006 drilling program.

In September, Western Copper selected M3 Engineering and Technology of Tucson to complete an updated feasibility study for the project based on their copper heap leach and SX/EW experience. The study will incorporate information from the updated resource estimate which will result in a new reserve estimate. The targeted completion date for the feasibility study is early 2007.

Hushamu
Vancouver Island, B.C.



CANADA

HUSHAMU, BC

USA

MEXICO

THE HUSHAMU property is located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The property consists of 215 mineral claims within the Nanaimo Mining Division and covers approximately 91,000 acres in the Vancouver Island copper, gold and molybdenum belt. The Hushamu deposit is situated about 29 kilometres from the reclaimed BHP Island Copper Mine.

The district includes the previously mined Island Copper deposit in the south (345 million tonnes @ 0.41% Cu, 0.19 g/t Au) and the Hushamu deposit in the central region. Numerous additional copper/gold/molybdenum porphyry showings have been identified within the belt including the NW Expo, Pemberton Hills, Goodspeed and South Macintosh areas.

The current independent NI 43-101 compliant Mineral Resource estimate for the Hushamu deposit, at the 0.2% copper cut-off, is:

Cut-off (% Cu)	Tonnage (mm)	Grade Cu (%)	Grade Au (g/t)	Cu Lbs (mm)	Au oz (mm)
43-101 Measured + Indicated Resources					
0.2	231	0.28	0.31	1,426	2.30
43-101 Inferred Resources					
0.2	53	0.28	0.38	327	0.65

Q.P.: G.H. Giroux and D.J. Pawliuk

Significant exploration has been conducted on the Hushamu deposit over the last 40 years. However, in a 2005 exploration program a porphyry-style copper-gold-molybdenum mineralization was discovered at NW Expo below a siliceous lithocap, some 11 km north-west of Hushamu deposit. This area had seen relatively little exploration in the past but in 2005, hole EC-228 intersected 1.0 g/t Au and 0.17% Cu over 95 metres.

In 2007, Western Copper plans to continue exploration of this NW Expo mineralized zone, having the benefit of an existing exploration permit for the area. In addition the program will test the Pemberton Hills area which offer considerable promise but have seen very little exploration to date. This work will start in the first quarter of 2007. Depending on the results of the program this may lead to further metallurgical test work and development modeling.

Casino
Yukon Territories



CANADA

CASINO, YT

USA

MEXICO

THE CASINO porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the west-central Yukon. The property comprises 161 mineral claims and has been the subject of considerable exploration going back to 1967.

The current NI 43-101 compliant Mineral Resource estimate for the Casino deposit is:

43-101 Measured + Indicated Resources					
Cut-off (% Cu)	Tonnage (mm)	Grade Cu (%)	Grade Au (g/t)	Cu Lbs (mm)	Au oz (mm)
0.3	964	0.22	0.24	4,676	7.44

Q.P.: E.D. Titley

A scoping study that included some preliminary metallurgical investigations, environmental studies and socio-economic activities was completed by Pacific Sentinel in 1995.

During the course of 2007, Western Copper will reexamine the development plans and costs for Casino and complete a detailed scoping study. This work will include, amongst other activities, further prospecting in the area, additional quality assurance and quality control work, a new block model of the deposit and further metallurgical testing.

Redstone
Northwest Territories



REDSTONE, NWT

CANADA

USA

MEXICO

THE REDSTONE copper deposit is located 290 kilometres south of Norman Wells in the Nahanni Mining District, Northwest Territories. The property comprises five Mining Leases of 5,700 hectares (14,000 acres) and 55 claims of 29,500 hectares (73,000 acres).

The principal copper occurrences on the mining leases (Coates Lake Property) were discovered by regional prospecting during 1961. In 1963, a program of detailed geological mapping and a drill program totaling 1,619 metres in diamond drill holes were completed. At that time, the importance of these "red-bed copper" deposits and their similarity to the Rhodesian Copper Belt was recognized by the late Dr. J.A. Coates. Limited exploration drilling was performed between 1963 and 1977, the results of which were used, in 2005, to produce an NI 43-101 compliant resource estimate for the Coates Lake Property.

43-101 Inferred Resources				
Cut-off (% Cu)	Tonnage (mm)	Grade Cu (%)	Grade Ag (g/t)	Cu Lbs (mm)
2.5	34	3.92	9	2,938

Q.P.: A.W. Gourlay

In 2005, an exploration program was completed that included a semi-regional, GIS based compilation of all available geological, geochemical, geophysical and topographical data, as well as satellite, mineralogical and metallogenic data pertaining to the Redstone Copper Belt and specifically the mining leases. This was followed by an Induced Polarization survey over the known copper mineralization on the Coates Lake Property, which was subsequently extended to areas outside of the known resource.

At the same time, a regional geological evaluation of the Redstone copper belt was undertaken. Work included a structural and stratigraphic assessment of the Coates Lake Property and sampling of the copper-bearing bed from Coates Lake north to Keele River. This work culminated in the staking of 55 new claims (73,000 acres) in late 2005 and early 2006.

The Coates Lake Property has not been fully explored and the opportunity exists to increase this resource significantly. Furthermore, the claims north of Coates Lake along the Redstone Copper Belt up to and including the Keele River Area have hardly been explored and no attempt has been made to estimate a resource. In 2007 Western Copper plans to further investigate the belt in preparation for an extensive exploration program in 2008.

Sierra Almoloya
Chihuahua, Mexico


CANADA
USA
SIERRA
ALMOLOYA
MEXICO

The Sierra Almoloya property is an early-stage 17,500 ha. (43,000 acre) exploration property in the central Mexican silver belt. The Sierra Almoloya property has been optioned to Queenston Mining Inc. (Queenston) under an arrangement whereby it can earn a 60% interest in the property through expenditures of US$1.5 million over 3 years. At production, Western Copper can elect to take a 25% participating interest or a 15% carried interest.

In 2006, Queenston completed a 7 hole, 3,000 meter diamond drill program on the property and issued a November 22, 2006 news release detailing the results of this program. It is anticipated that Queenston will continue their Sierra Almoloya exploration program in 2007.

ENDNOTES:

i Gary Dorsch, Monetary Trends Magazine, January 2007.

ii Alan Greenspan, Testimony before US House Banking Committee, May 1999.

iii "World molybdenum production to rise this year: Chile official", metalsplace.com, January 16, 2007.

iv "Oil Falls Sharply After Saudi Comments", Financial Times, January 16, 2007.

Management Discussion & Analysis

General

The following management discussion and analysis of Western Copper Corporation (Western Copper or the Company) is dated March 15, 2007, and provides an analysis of the Company's results of operations for the year ended December 31, 2006.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation December 31, 2006 audited annual consolidated financial statements, and the related notes for the years then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper's accounting policies are described in note 2 of the financial statements noted above. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company's projects, the Company's future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company's ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company's mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company's filings with the Securities and Exchange Commission.

Cautionary Note to U.S. Investors

The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. "Inferred mineral resources" in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be

MANAGEMENT DISCUSSION & ANALYSIS

assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Western Copper is listed on the Toronto Stock Exchange under the symbol 'WRN'. At March 15, 2007, the Company had 72,224,236 common shares outstanding.

Additional information on the Company can be found in the Company's Annual Information Form ("AIF"), filed with Canadian regulators on SEDAR at *www.sedar.com* and with the United States Securities and Exchange Commission at *www.sec.gov* on form 20-F.

Core business

Western Copper Corporation (Western Copper or the Company) is a Canadian-based publicly-traded mineral exploration and development company with a primary focus of advancing its Carmacks Copper deposit and other properties towards production.

Western Copper is an independent company formed through the spin-out of assets from Western Silver Corporation (Western Silver) as part of the plan of arrangement between Western Silver and Glamis Gold Ltd. (Glamis) on May 3, 2006.

Arrangement agreement – Lumina Resources Corp.

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (Lumina) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged.

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained three copper and precious metal properties.

Carmacks (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon, Canada. The Carmacks Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006.

Archer, Cathro and Associates retains, at Western Copper's election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at March 15, 2007, Western Copper has made $400,000 in advance royalty payments.

MANAGEMENT DISCUSSION & ANALYSIS

Environmental review of the proposed project under the Yukon Environmental Assessment (YEA) process is substantially complete.

The introduction of the Yukon Environmental and Socio-economic Assessment Act (YESAA) in the latter part of 2005 resulted in the Company being required to submit to environmental review under this process in addition to the YEA process. It is expected that much of the review work done under the YEA process will be used by the YESAA Board in their review. Quartz Mining License and Water License will follow.

Aurora Geosciences Ltd. was retained to review, verify, and update the historical No. 1 Zone resource estimate to comply with NI 43-101. This work was completed in January 2007. The technical report is available on SEDAR.

At a 0.5% total copper cut-off grade, the Carmacks Copper Project has an estimated resource as follows:

Category	Tonnes (millions)	Cu Grade (% in total Cu)	Au Grade (g/t)
Measured and Indicated	14.4	1.10	0.48

The overall objectives of the 2006 diamond drilling program were (a) to convert inferred oxide resources in the No. 1 Zone to measured and indicated resources through infill drilling, (b) to expand the No. 1 Zone sulphide resource at depth through deep drilling, and (c) to explore other targets at the property. The objectives of the program were substantially met through approximately 7,000 metres of drilling completed before the camp shut down in mid-November.

Exploration of the property will resume in the spring of 2007. A 10,000 metre diamond drilling program is planned with the objective to further define oxide and sulphide mineralization of the various identified zones.

In September 2006 the Company selected M3 Engineering and Technology of Tucson, AZ to complete an updated feasibility study for the proposed project based on their copper heap leach and SX/EW experience. Western Copper expects to release the updated feasibility study in spring 2007.

An updated resource estimate based on the 2006 drilling program is being prepared. The new resource will be included in the upcoming updated feasibility study.

Preliminary discussions have commenced with First Nations and other communities in the area with a view to forming a long-term working relationship.

MANAGEMENT DISCUSSION & ANALYSIS

For the remainder of 2007, Company efforts will focus on (a) further exploration to expand the resource base, (b) permitting activities, (c) consolidating relationships with First Nations and local communities, and depending on the date of reception of permits, (d) commencing development activities.

Hushamu (British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Hushamu property is located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by Moraga Resources Ltd. (Moraga), a wholly-owned subsidiary of Western Copper, and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga. The two blocks cover approximately 37,000 hectares (91,000 acres).

Should a production decision be made on the first block, the Company shall be required to make a cash payment of $1 million within 60 days of the production decision. These claims may also subject to a 10% net profits interest.

The Company made an option payment of $60,000 to Electra on February 3, 2007 and will make a further payment of $80,000 on February 3, 2008, to retain its interest in the property. Upon the last payment, Western Copper will have a 100% interest in the property's metallic minerals.

Should a production decision be made on the second block, the Company is required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

At a 0.2% copper cut-off grade, the Hushamu deposit is estimated to contain the following resource:

Category	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)
Measured and Indicated	230.9	0.28	0.31
Inferred	52.8	0.28	0.38

The Company is continuing an exploration program on the Hushamu property that was started in 2005 by Lumina. The exploration program will consist of reconnaissance, prospecting, diamond drilling, and geophysical surveying focused on identifying additional resources.

The Company will also conduct further internal studies aimed at determining the development potential for the property.

MANAGEMENT DISCUSSION & ANALYSIS

Casino (Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. The property comprises 161 mineral claims and has been the subject of considerable exploration going back to 1967.

To maintain its interest in the Casino claims, the Company must pay Great Basin Gold (Great Basin) $1 million in cash or in Western Copper shares by July 15, 2007.

If a production decision is made, Western Copper will be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

At a 0.3% copper equivalent cut-off grade, the Casino deposit is estimated to contain the following resource:

Category	Tonnes (millions)	Cu Grade (% in total Cu)	Au Grade (g/t)
Measured and Indicated	964	0.22	0.24

In 2007, the Company plans to review and update a prior scoping study to further determine the development potential of the property.

Redstone (Northwest Territories, Canada)

The Redstone property was also acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (13,990 acres) and 55 claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has a resource estimate is the Coates Lake area. This area consists of the 5 mining leases noted above. The Coates Lake area has the following estimated mineral resource at a 2.5% copper cut-off grade:

Category	Tonnes (millions)	Cu Grade (%)	Ag Grade (g/t)
Inferred	33.6	3.92	9.0

MANAGEMENT DISCUSSION & ANALYSIS

Should production be achieved at Coates Lake, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

- 3%, if the price is less than, or equal to US$0.75 per pound;
- 3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
- 4% if the price is greater than US$1 per pound.

Western Copper plans to undertake a property-wide, comprehensive data review that is expected to include a regional geophysical surveying and prospecting program. The program will be aimed at identifying targets in the areas north of Coates Lake. These areas have thus far remained unexplored but offer similar potential to the Coates Lake area.

Sierra Almoloya (Chihuahua, Mexico)

The Sierra Almoloya property is an early-stage 17,500 ha. (43,000 acre) exploration property in the central Mexican silver belt. The Almoloya property has been optioned to Queenston Mining Inc. (Queenston) under an arrangement whereby it can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

- US$200,000 on or before June 30, 2006;
- An additional US$300,000 on or before June 30, 2007;
- An additional US$400,000 on or before June 30, 2008; and
- An additional US$600,000 on or before June 30, 2009.

Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision. At the time a production decision is made, Western Copper can either elect to convert its 40% interest into a 25% participating interest or a 15% carried interest. If the Company elects the 25% participating interest, further preproduction and exploration costs to place the properties into commercial production shall be incurred by each party to the joint venture at participating interest rates.

Queenston actively explored the property during 2006. It has met its spending requirements to June 30, 2007.

MANAGEMENT DISCUSSION & ANALYSIS

Consolidated Financial and Operating Information

In Canadian Dollars, as at and for the years ended:

	December 31, 2006	December 31, 2005	December 31, 2004
Net Loss	3,242,185	361,415	248,456
Loss Per Share - Basic and Diluted[1]	0.06	-	-
Mineral Properties	46,507,499	4,423,514	4,253,894
Cash, Cash Equivalents and Short-term Investments	37,082,010	-	-
Total Assets	84,005.656	4,532,841	4,296,222

Selected Quarterly Financial Information

In Canadian Dollars, as at and for the quarters ended:

	12/31/06	9/30/06	6/30/06	3/31/06
Net Loss for the Quarter	2,176,471	908,371	44,212	113,131
Loss Per Share - Basic and Diluted[1]	0.04	0.02	-	-
Mineral Properties	46,507,499	4,423,514	4,523,514	4,423,514
Cash, Cash Equivalents and Short-term Investments	37,082,010	37,938,011	31,361,349	1,000
Total Assets	84,005,656	42,696,710	42,321,945	4,548,386

	12/31/05	9/30/05	6/30/05	3/31/05
Net Loss for the Quarter	74,848	77,789	69,249	139,529
Loss Per Share - Basic and Diluted[1]	-	-	-	-
Mineral Properties	4,423,514	4,292,655	4,291,144	4,276,278
Cash, Cash Equivalents and Short-term Investments	-	-	-	-
Total Assets	4,532,841	4,409,285	4,323,723	4,313,573

[1]Loss per share figures for periods ended prior to June 30, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks property by Western Silver and an allocation of Western Silver's general and administrative expenses incurred in each of these periods.

MANAGEMENT DISCUSSION & ANALYSIS

Results of Operations

In Canadian Dollars

	3 months ended December 31, 2006 (unaudited)	Year ended December 31, 2006	Year ended December 31, 2005
Exploration expenses			
Direct drilling costs	473,589	982,624	-
Project management and geological services	290,393	566,847	-
Site costs	250,217	684,882	-
Feasibility study	205,144	228,070	-
Internal wage costs	145,777	313,403	-
Permitting	121,865	360,002	311,932
Assays	90,601	90,601	-
Stock-based compensation	89,490	238,641	-
Other	82,657	189,541	-
	1,749,733	3,654,611	311,932
Accounting and legal	92,569	327,945	-
Office and administration	528,134	1,360,270	49,483
Promotion and travel	193,820	475,856	-
Regulatory and filing fees	11,455	180,307	-
Loss before other items	2,575,711	5,998,989	361,415
Gain on sale of marketable securities	-	(1,922,341)	-
Interest income	(371,280)	(797,312)	-
Foreign exchange	(27,960)	(37,151)	-
Loss for the period	2,176,471	3,242,185	361,415

Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation's (Western Silver) copper business. Current period results are not comparable to the year ended December 31, 2005 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks and Sierra Almoloya properties and an allocation of Western Silver's general and administrative expenses based on mineral property costs deferred on the Carmacks and Sierra Almoloya properties during each year presented compared to all mineral property costs deferred by Western Silver during each year presented. Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect Western Copper's future general and administrative expenses as the allocations represent only a small portion of Western Silver's total general and administrative expenses. Western Copper has significantly higher general and administrative expenses as a separate entity. The financial discussion focuses on Western Copper's operations during the quarter and the year ended December 31, 2006.

Western Copper had a loss of $3.2 million ($0.06 per share) for the year ended December 31, 2006. $2.2 million ($0.04 per share) of this loss was incurred in the fourth quarter. Costs relating to the Carmacks project accounted for the majority of the Company's expenditures during the year ended December 31, 2006 as Western Copper continued its exploration work on the project.

MANAGEMENT DISCUSSION & ANALYSIS

The Carmacks property was previously written down to its estimated fair value based on feasibility study information available, and what management believed it could sell the property for, at that time. The Company is in the process of updating its feasibility study and has not yet been able to conclude that there has been a change in the fair value of the Carmacks property. Accordingly, Western Copper is expensing all ongoing costs related to exploration of the Carmacks property. This position will be revisited upon completion of the Carmacks 43-101 compliant reserve study and the related feasibility study.

The Company's 2006 drill program on the Carmacks property concluded in November. Major expenditures relating to this program during the quarter include project management and geological services ($290,000), drilling ($474,000), and site costs ($250,000). During the fourth quarter, Western Copper also continued work on the permitting process ($122,000) and the updated feasibility study ($205,000).

Other significant expenses during the three months ended December 31, 2006 related to compensation. The Company incurred $317,000 in stock-based compensation and $402,000 in employee wages and director fees. These costs have been allocated to the following line items:

	Wages and director fees	Stock-based compensation
Exploration	145,777	89,490
Office and administration	191,368	184,947
Promotion and travel	65,050	42,508
	402,195	316,945

The Company earned $371,000 in interest income during the three months ended December 31, 2006. The interest was earned on cash amounts received pursuant to the plan of arrangement with Western Silver and Glamis. Total interest earned during the year totals $797,000. Cash and cash equivalents and short-term investments were not allocated to Western Silver's copper business in 2005 and as a result, no interest was allocated to Western Copper during that period.

The significant expenditures for the year ended December 31, 2006 include: direct exploration on the Carmacks property ($3.1 million), employee wages and director fees ($932,000), and stock-based compensation ($865,000). During the year, the Company also incurred legal and regulatory costs relating to start-up administrative compliance and its listing on the Toronto Stock Exchange ($250,000).

Liquidity and Capital Resources

Western Copper expended $3.97 million during the year ended December 31, 2006 on operating activities. The majority of the cash was used in direct exploration expenditures on the Carmacks property and employee wages.

Most of the Company's financing during the year ended December 31, 2006 came as a result of the May 3, 2006 plan of arrangement between the Company, Western Silver and Glamis Gold. The Company received $37.9 million in cash pursuant to that transaction.

MANAGEMENT DISCUSSION & ANALYSIS

A large number of stock options relating to the May 3, 2006 plan of arrangement expired November 3, 2006. As a result, the Company received $583,000 from the exercise of stock options during the fourth quarter. For the year ended December 31, 2006 Western Copper received $900,000 from the exercise of stock options.

The sale of marketable securities transferred to Western Copper as part of the May 3, 2006 plan of arrangement provided proceeds of $2.2 million for the year ended December 31, 2006. All of the marketable securities were sold prior to the fourth quarter. The Company spent $100,000 on the advance royalty payment relating to the Carmacks property and $92,000 in expenditures in connection with the acquisition of Lumina on November 30, 2006. Western Copper also increased its short-term investments by $34.8 million. Due mostly to its increase in short-term investments, the Company's net cash flow used in investing activities totaled $32.8 million for the year ended December 31, 2006.

At December 31, 2006, the Company had $2.29 million in cash and cash equivalents and $34.8 million in short-term investments. The increase from December 31, 2005 is primarily due to the receipt of capital contributions pursuant to the plan of arrangement effective May 3, 2006.

Related Party Transactions

During the year ended December 31, 2006, the Company charged rent to one of its directors in the amount of $4,665 (2005 - $nil). The Company credited this amount against rent expense which forms part of office and administration expenses on the statement of loss. The amount outstanding from the director at December 31, 2006 is $nil (2005 - $nil).

Financial Instruments

The Company's financial instruments consist of the following items: cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Due to the short-term nature of these instruments, their carrying value approximates their fair value.

Contractual obligations

The Company's only commitment is its head office lease. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2007	271,494
2008	271,494
2009	226,244
Thereafter	-
Total	769,232

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above.

MANAGEMENT DISCUSSION & ANALYSIS

Significant Accounting Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management's judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral Properties

The most critical accounting policies, upon which the Company's carrying value of its mineral property assets depend, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based Compensation and Warrant Valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options and warrants granted by the Company.

MANAGEMENT DISCUSSION & ANALYSIS

Disclosure Controls

Earlier this year, the Western Copper established a formal company-wide disclosure policy (the 'Disclosure Policy'). The Disclosure policy was approved by the Company's board of directors on May 16, 2006.

The Disclosure Policy outlines the process used by the Company to ensure that material information is communicated within the company and to the investing public in a timely, factual and accurate manner. This process includes, among other things, the setting up of a disclosure committee. The disclosure committee consists of Western Copper's Chief Executive Officer, its Chief Financial Officer, its Vice President – Corporate Development, and its Vice President – Engineering.

Management is satisfied that its disclosure controls are effective and that material information relating to the Company's business and operations, including its subsidiaries, during the year ended December 31, 2006 has been disclosed in accordance with regulatory requirements and good business practices, that the Company's policies and systems provide reasonable assurance that material information will be made known to senior management in a timely manner, and that the Company's disclosure controls will enable the Company to meet is ongoing disclosure requirements.

Internal Controls Over Financial Reporting

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Western Copper has assessed the design of its internal controls over financial reporting and management believes that its internal controls provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP as at, and for the year ended, December 31, 2006.

In areas where a lack of segregation of duties currently exists, the Company relies on senior management to perform their tasks in a thorough and ethical manner.

There were no changes in the Company's internal controls over financial reporting during the year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

MANAGEMENT DISCUSSION & ANALYSIS

Changes in Accounting Policies

CICA Handbook Section 3831 "Non-Monetary Transactions" is applicable to the Company's 2006 financial year. The application of this standard has had no impact on the Company's results.

In January 2005, the CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Business is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments

Recognition and Measurement, Section 3855:

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instruments gains or losses are to be presented.

Hedges, Section 3865:

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530:

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholder's equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

Risks and Uncertainties

Capital Resources

The Company is an exploration stage enterprise with insufficient revenue to meet its annual capital needs. The Company has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. The Company may not be able to continue to raise funds to pursue future exploration and development programs.

MANAGEMENT DISCUSSION & ANALYSIS

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, the Company's management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company's ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to Mineral Properties

The Company's mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company's title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged.

Governmental Requirements

The Company is currently mainly operating in Canada and is thereby subject to that country's various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment of the Company.

Metal Prices

The value of the Company's properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, lead, and zinc. These prices may not remain at levels required to make development of any given property feasible.

DECEMBER 31, 2006

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 17 and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

Julien François
Chief Financial Officer

F. Dale Corman
Chief Executive Officer

March 15, 2007

CONSOLIDATED FINANCIAL STATEMENTS

Auditor's Report

To the Shareholders of Western Copper Corporation:

We have audited the consolidated balance sheets of Western Copper Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 21, 2007

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(expressed in Canadian dollars)

	December 31, 2006 $	December 31, 2005 $
Assets		
CURRENT ASSETS		
Cash and cash equivalents	2,290,022	-
Short-term investments (note 5)	34,791,988	-
Other receivables	235,367	-
Prepaid expenses	82,608	-
	37,399,985	-
PROPERTY AND EQUIPMENT (note 7)	98,172	109,327
MINERAL PROPERTIES (note 3, 4, and 8)	46,507,499	4,423,514
	84,005,656	4,532,841
Liabilities		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	737,314	100,000
FUTURE INCOME TAX (notes 4 and 16)	11,710,372	-
	12,447,686	100,000
Shareholders' Equity		
SHARE CAPITAL (notes 3, 4 and 9)	69,913,797	-
CONTRIBUTED SURPLUS (note 9)	22,455,594	22,002,077
DEFICIT	(20,811,421)	(17,569,236)
	71,557,970	4,432,841
	84,005,656	4,532,841

Commitments (notes 8 and 11)
Approved by the Board of Directors

_____*Robert J. Gayton*_____ Director   _____*Klaus Zeitler*_____ Director

- See Accompanying Notes -

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

For the year ended December 31	2006 $	2005 $	2004 $
EXPLORATION EXPENSES	3,654,611	311,932	132,720
ADMINISTRATIVE EXPENSES			
Accounting and legal	327,945	-	-
Office and administration	1,360,270	49,483	115,736
Promotion and travel	475,856	-	-
Regulatory and filing fees	180,307	-	-
	2,344,378	49,483	115,736
LOSS BEFORE OTHER ITEMS	5,998,989	361,415	248,456
OTHER ITEMS			
Gain on sale of marketable securities (note 6)	(1,922,341)	-	-
Interest income	(797,312)	-	-
Foreign exchange	(37,151)	-	-
LOSS FOR THE YEAR	3,242,185	361,415	248,456
DEFICIT – BEGINNING OF YEAR	17,569,236	17,207,821	16,959,365
DEFICIT – END OF YEAR	20,811,421	17,569,236	17,207,821
BASIC AND DILUTED LOSS PER SHARE (note 9)	0.06	-	-
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUSTANDING (note 9)	52,481,505	-	-

- See Accompanying Notes -

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flow
(expressed in Canadian dollars)

For the year ended December 31,	2006	2005	2004
	$	$	$
Cash flows provided by (used in)			
Operating Activities			
Loss for the year	(3,242,185)	(361,415)	(248,456)
Items not affecting cash			
Amortization	23,788	-	-
Stock-based compensation	865,075	-	-
Gain on marketable securities	(1,922,341)	-	-
	(1,033,478)	-	-
Change in non-cash working capital items (note 15)	305,446	-	-
	(3,970,217)	(361,415)	(248,456)
Financing Activities			
Funding by Western Silver Corporation	267,829	598,034	354,416
Issue of Class A voting shares	1,000	-	-
Redemption of Class A voting shares	(1,000)	-	-
Exercise of stock options	900,174	-	-
Cash received from Western Silver pursuant to the Plan of Arrangement (note 3)	37,899,765	-	-
	39,067,768	598,034	354,416
Investing Activities			
Increase in short-term investments (note 5)	(34,791,988)	-	-
Proceeds from the sale of marketable securities	2,190,280	-	-
Expenditures relating to the acquisition of Lumina Resources Inc., net of cash acquired (note 4)	(92,341)	-	-
Mineral property expenditures	(100,000)	(169,620)	(65,336)
Net expenditures on property and equipment	(12,633)	(66,999)	(40,624)
Acquisition of marketable securities	(847)	-	-
	(32,807,529)	(236,619)	(105,960)
Increase in cash and cash equivalents	2,290,022	-	-
Cash and cash equivalents - Beginning of the year	-	-	-
Cash and cash equivalents - End of the year	2,290,022	-	-

Supplemental cash flow information (note 15)

- See Accompanying Notes -

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)

| | Share Capital | | | | |
	Number of Shares	Amount $	Contributed Surplus $	Deficit $	Shareholders' Equity $
Balance – December 31, 2003	-	-	21,049,627	(16,959,365)	4,090,262
Funding by Western Silver Corp.	-	-	354,416	-	354,416
Loss for the year	-	-	-	(248,456)	(248,456)
Balance - December 31, 2004	-	-	21,404,043	(17,207,821)	4,196,222
Funding by Western Silver Corp.	-	-	598,034	-	598,034
Loss for the year	-	-	-	(361,415)	(361,415)
Balance - December 31, 2005	-	-	22,002,077	(17,569,236)	4,432,841
Issue of Class A voting shares (note 9)	100,000,000	1,000	-	-	1,000
Funding by Western Silver Corp.	-	-	267,829	-	267,829
Pursuant to the Plan of Arrangement with Western Silver Corporation and Glamis Gold Ltd. May 3, 2006 (note 3)					
Redemption of Class A voting shares (note 9)	(100,000,000)	(1,000)	-	-	(1,000)
Issue of common shares	49,246,413	-	-	-	-
Transfer of Assets (note 3)	-	42,732,313	(4,545,474)	-	38,186,839
Stock Options Granted	-	(2,649,933)	2,649,933	-	-
Warrants Granted	-	(1,195,886)	1,195,886		-
Pursuant to the Plan of Arrangement with Lumina Resources Inc. – November 30, 2006 (note 4)					
Issue of Common Shares	21,301,442	28,756,947	-	-	28,756,947
Stock Options Granted	-	-	1,390,450	-	1,390,450
Expiry of Common Share Rights	(65,153)	-	-	-	-
Exercise of Stock Options	1,041,334	900,174	-	-	900,174
Transfer of Value on Exercise of Stock Options	-	1,370,182	(1,370,182)	-	-
Stock-Based Compensation	-	-	865,075	-	865,075
Loss for the Year	-	-	-	(3,242,185)	(3,242,185)
Balance – December 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements
December 31, 2006

1   Nature of Operations

Western Copper Corporation (Western Copper or the Company) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, and the Company's ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2   Significant Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management's judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock-based compensation, and the allocation methodologies used to determine results of operations and the value of purchased assets. Actual results could differ from the estimates by a material amount.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries: Carmacks Copper Ltd. (100%), Lurprop Holdings Inc. (100%), CRS Copper Resources Corp.(100%), Moraga Resources Ltd. (100%), Minera Sierra Almoloya S.A. de C.V. (100%), and Minera Costa de Plata S.A. de C.V. (100%). All intercompany transactions and balances have been eliminated.

CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Cash and cash equivalents comprise cash deposits held at banks.

Short-term investments

Short-term investments include all highly liquid money market instruments.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

Computer equipment	5 years
Office furniture and equipment	5 years
Leasehold improvements	over the term of the lease

Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned or impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of production method.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are any events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Asset retirement obligation

The fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated

CONSOLIDATED FINANCIAL STATEMENTS

with site closure and reclamation as a liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of the each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using period-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction dates. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations for the period.

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. A valuation allowance is applied to the extent that it is not more likely than not those future income tax assets will be realized.

3   Plan of Arrangement - Glamis Gold Ltd. and Western Silver Corporation

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (Western Silver). On May 3, 2006, Western Silver and Glamis Gold Ltd. (Glamis) entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V, its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver's corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Carrying Value of Assets Transferred Pursuant to the Plan of Arrangement	$
Cash and cash equivalents	37,899,765
Marketable securities (note 6)	267,092
Prepaid expenses	19,982
Property and equipment	121,960
Mineral properties	4,423,514
	42,732,313

CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the plan of arrangement, each Western Silver stock option holder received one stock option of Western Copper. A total of 2,013,168 stock options were granted as a result of the transaction. Each had an exercise price of $0.88.

As part of the agreement, Western Copper was also required to grant a warrant to Glamis Gold Ltd. (Glamis) providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gives Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant expires on May 3, 2008. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the plan of arrangement.

The fair values of the stock options granted and the warrants issued are included in contributed surplus:

	$
Fair value of stock options granted	2,649,933
Fair value of warrants issued	1,195,886
	3,845,819

The fair value of stock options granted and warrants issued pursuant to the plan of arrangement was calculated at the time of grant using the Black-Scholes option and warrant pricing model.

The valuation of the stock options granted May 3, 2006 was based on the following assumptions:

Average risk-free interest rate	2.79%
Expected dividend yield	-
Expected stock price volatility	69.97%
Expected option term, in years	2.31

Assumptions used to determine the fair value of the warrants issued pursuant to the plan of arrangement are disclosed in note 10.

Western Copper Corporation began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver. The statements of loss and deficit for the years ended December 31, 2005 and 2004 include the direct exploration expenses incurred on the Carmacks property and an allocation of Western Silver's general and administrative expenses incurred in each of these years. The statements of loss and deficit for the year ended December 31, 2006 include the aforementioned allocations up to May 3, 2006 and the expenses incurred directly by Western Copper for the remainder of the year.

The allocation of Western Silver's general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks and Almoloya mineral properties in each year presented as compared to the costs deferred on all mineral properties in each of these years. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver.

CONSOLIDATED FINANCIAL STATEMENTS

We caution users of these financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses as the allocations represent only a small portion of Western Silver's total general and administrative expenses. As a separate entity, management anticipates that Western Copper will have significantly higher general and administrative expenses.

4   Plan of Arrangement - Lumina Resources Corporation

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (Lumina) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, the Western Copper gained three copper and precious metals properties (note 8) and $269,643 in net working capital.

For accounting purposes, the acquisition of Lumina constitutes an acquisition of specific assets and liabilities rather than the acquisition of a business. Accordingly, the purchase consideration has been allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The total assumed purchase price of $30,539,440 is determined as follows:

Lumina shares outstanding at November 30, 2006	21,301,442
Exchange ratio	1.0
Western Copper shares issued	21,301,442
Western Copper closing price per share on November 30, 2006	$1.35
Fair value of Western Copper shares issued	$28,756,947
Lumina stock options outstanding at November 30, 2006	1,185,000
Exchange ratio	1.0
Western Copper stock options granted	1,185,000
Fair value of a Western Copper stock option[1]	$1.17
Fair value of Western Copper stock options granted	$1,390,450
Western Copper transaction expenses	$392,043
Purchase price	$30,539,440

[1]The fair value of a Western Copper stock option is the weighted average of the fair value of individual stock option grants. The weighted average figure has been rounded for its presentation above.

CONSOLIDATED FINANCIAL STATEMENTS

The following assumptions were used to determine the fair value of the Western Copper stock options granted as a result of the plan of arrangement with Lumina:

Western Copper closing price per share on November 30, 2006	$1.35
Expected stock price volatility	89%
Expected option life, in years	1.5-2.0
Risk free rate of return	3.10%
Expected dividend yield	-

The purchase price has been allocated as follows:

	$
Mineral properties	
Hushamu	16,156,671
Casino	13,855,048
Redstone	11,872,658
	$41,884,377
Cash and cash equivalents	$251,278
Amounts receivable	$20,564
Future income tax liability	$(11,614,580)
Accounts payable	$(2,199)
	$30,539,440

5   Short-term Investments

	December 31	
	2006	2005
	$	$
Guaranteed Investment Certificate	32,200,000	-
Maturity date: July 30, 2007		
Annual interest rate: 4.05%		
Redeemable on demand		
Accrued interest	591,988	-
	34,791,988	-

CONSOLIDATED FINANCIAL STATEMENTS

6   Marketable Securities

During the year ended December 31, 2006, the Company sold its investments in Quaterra Resources Inc. and Glamis Gold Ltd for total proceeds of $2,190,280. As a result, the Company recognized a gain of $1,922,341. The carrying value of the Quaterra Resources Inc. shares was $267,092 when they were transferred on May 3, 2006 as part of the plan of arrangement with Western Silver and Glamis (note 3). The Glamis Gold Ltd. shares were acquired on June 7, 2006 for $847.

7   Property and Equipment

	Cost	Accumulated Amortization	December 31 2006 Net Book Value	December 31 2005 Net Book Value
	$	$	$	$
Computer equipment	69,634	32,915	36,719	50,839
Office furniture and equipment	24,486	7,509	16,977	21,943
Leasehold improvements	63,203	18,727	44,476	36,545
	157,323	59,151	98,172	109,327

8   Mineral Properties

				Canada	Mexico	Total
	Yukon		British Columbia	Northwest Territories	Chihuahua	
	Carmacks	Casino	Hushamu	Redstone	Sierra Almoloya	Total
	$	$	$	$	$	$
December 31, 2005	4,200,000	-	-	-	223,514	4,423,514
Acquisition	-	13,855,048	16,156,671	11,872,658	-	41,884,377
Advance Royalty Payment	100,000	-	-	-	-	100,000
Exploration	-	-	3,816	-	-	3,816
Future Income Tax	-	-	-	-	95,792	95,792
December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

CONSOLIDATED FINANCIAL STATEMENTS

Carmacks (100% - Yukon, Canada)

The Carmacks Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (note 3).

Archer, Cathro and Associates retains, at Western Copper's election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at December 31, 2006, Western Copper has made $300,000 in advance royalty payments and has accrued $100,000 relating to 2006. The amount accrued was paid on January 1, 2007.

The Carmacks project was previously written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. The Company is in the process of upddating its feasibility study and has not yet been able to conclude that there has been a change in the fair value of the Carmacks property. Accordingly, Western Copper is expensing all ongoing costs related to exploration of the Carmacks property. This position will be revisited upon completion of the Carmacks 43-101 compliant reserve study and the related feasibility study.

Casino (100% - Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006 (note 4). The Casino porphyry copper-gold-molybdenum property is located in the west- central Yukon. The property comprises 161 mineral claims.

To maintain its interest in the Casino claims, the Company must pay Great Basin Gold Ltd. $1 million in cash or in Western Copper shares by July 15, 2007. The payment method is at the option of Western Copper.

If a production decision made, Western Copper will be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits royalty.

Hushamu (100% - British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006 (note 4). The Hushamu property is located on northern Vancouver Island.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by Moraga Resources Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

(Moraga) and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga. The two blocks cover approximately 37,000 hectares (91,000 acres).

Should a production decision be made on the first block, the Company shall be required to make a cash payment of $1 million within 60 days of the production decision. These claims may also subject to a 10% net profits interest.

The Company made an option payment of $60,000 to Electra on February 3, 2007 and will make a further payment of $80,000 on February 3, 2008, to retain its interest in the property. Upon the last payment, Western Copper will have a 100% interest in the metallic minerals in the property.

Should a production decision be made on this second block, the Company is required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of the Western Copper.

Redstone (100% - Northwest Territories – Canada)

The Redstone property was also acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006 (note 4). The property comprises five mining leases (13,990 acres) and 55 claims (73,000 acres) in six distinct areas.

Should production be achieved, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

- 3%, if the price is less than, or equal to US$0.75 per pound;
- 3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
- 4% if the price is greater than US$1 per pound.

Sierra Almoloya (100% - Chihuahua, Mexico)

The Sierra Almoloya property was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (see note 3). The property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

On July 28, 2005, the Company and Queenston Mining Inc. signed an option and joint venture agreement. Pursuant to the option and joint venture agreement, Queenston Mining Inc. can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

- US$200,000 to June 30, 2006;
- an additional US$300,000 on or before June 30, 2007;
- an additional US$400,000 on or before June 30, 2008; and
- an additional US$600,000 on or before June 30, 2009.

CONSOLIDATED FINANCIAL STATEMENTS

Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision at which time the Company can either elect to convert its 40% interest into a 25% participating interest or a 15% net profits royalty. If the Company elects the 25% participating interest, further preproduction and exploration costs to place the properties into commercial production shall be incurred by each party to the joint venture at participating interest rates.

Queenston has met its exploration expenditure requirements to June 30, 2007.

9   Share Capital and Contributed Surplus

Share Capital

Authorized - Unlimited common shares without par value

Issued – 71,524,036 common shares

Western Silver Corporation received 100,000,000 Class A voting shares when it incorporated Western Copper Corporation as a wholly-owned subsidiary on March 17, 2006. The class A voting shares were redeemed at their par value of $0.00001 per Class A voting share as part of the plan of arrangement on May 3, 2006 (note 3).

On May 3, 2006, the carrying value of Western Silver's copper business assets transferred as a part of the plan of arrangement was allocated to share capital (note 3).

Loss per share figures for years ended prior to December 31, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks property by Western Silver and an allocation of Western Silver's general and administrative expenses incurred in each of these years (note 3).

Contributed Surplus

Contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are cancelled or forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are cancelled or forfeited. The fair value of any vested stock option that expires, is cancelled, or is forfeited remains in contributed surplus. The fair value of any warrant that expires or is forfeited also remains in contributed surplus.

The historical contributed surplus balance at May 3, 2006 includes amounts paid by Western Silver to finance its copper business since 1989, when the rights to the Carmacks property claims were acquired.

CONSOLIDATED FINANCIAL STATEMENTS

10 Stock options and warrants

Stock Options

Based on the Company's Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2006, the Company could issue an additional 3,545,570 stock options.

A summary of the Company's stock options outstanding at December 31, 2006 and the changes for the period then ended, is presented below:

	Number of Stock Options	Weighted Average Excercise Price $
Balance Outstanding – December 31, 2005	-	-
Granted – Pursuant to the Plan of Arrangement with Glamis Gold Ltd. – May 3, 2006 (note 3)	2,013,168	0.88
Granted – May 16, 2006	1,470,000	2.00
Granted – Pursuant to the Plan of Arrangement with Lumina Resources Corp. November 30, 2006 (note 4)	1,185,000	0.25
Exercised	(1,041,334)	0.86
Cancelled	(20,000)	0.88
Balance Outstanding – December 31, 2006	3,606,834	1.13

Stock options outstanding at December 31, 2006 are as follows:

Exercise Price $	Options Outstanding at December 31, 2006	Weighted Average Exercise Price $	Average Remaining Contractual Life (years)
0.01 – 0.75	1,165,000	0.25	2.55
0.88	991,834	0.88	2.34
2.00	1,450,000	2.00	4.38
	3,606,834	1.13	3.23

Of the total stock options granted and outstanding, 2,156,834 were vested and exercisable at December 31, 2006. The weighted average exercise price of vested stock options is $0.54.

CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss, or are capitalized, over the stock option vesting period. The Company's allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

	Year Ended December 31	
	2006 $	2005 $
Exploration	238,641	-
Administrative expenses		
Office and administration	513,079	-
Promotion and travel	113,355	-
	865,075	-

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

In addition to the stock option grants made pursuant to the plans of arrangement with Glamis Gold and Western Silver (note 3) and with Lumina (note 4), the Company granted 1,470,000 stock options to employees and directors on May 16, 2006. The fair value of these stock options was $1,821,477. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Average risk-free interest rate	2.94%
Expected dividend yield	-
Expected stock price volatility	90.18%
Expected option term, in years	2.0

Warrants

A summary of the Company's warrants outstanding at December 31, 2006 and the changes for the year then ended, is presented below:

	Year Ended December 31, 2006	Weighted Average Exercise Price $
Balance outstanding – Beginning of the year	-	-
Issued – Pursuant to the Plan of Arrangement with Western Silver Corp. and Glamis Gold Ltd. – May 3, 2006 (note 3)	2,562,979	3.50
Balance Outstanding - End of the Year	2,562,979	3.50

CONSOLIDATED FINANCIAL STATEMENTS

Warrants outstanding and exercisable at December 31, 2006 are as follows:

Exercise Price $	Warrants Outstanding at December 31, 2006	Remaining Contractual Life (years)
3.50	2,562,979	1.34

The fair value of the warrants was determined at the time of grant using the Black-Scholes option pricing model.

The valuation of the warrants was based on the following assumptions:

Average risk-free interest rate	2.76%
Expected dividend yield	-
Expected stock price volatility	69.97%
Expected option term, in years	2.00

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options and/or share purchase warrants granted and/or vested during the period.

11 Commitments

The Company has an agreement to sublease office space which expires October 29, 2009. The total amount of payments remaining during the course of the agreement is $769,232, of which $271,494 is due over the next 12 months. The remaining $497,738 is due between January 1, 2008 and October 31, 2009.

12 Related party transactions

During the year ended December 31, 2006, the Company charged rent to one of its directors in the amount of $4,665 (2005 - $nil). The Company credited this amount against rent expense which forms part of office and administration expenses on the statement of loss. The amount outstanding from the director at December 31, 2006 is $nil (2005 - $nil).

Related party transactions are measured at the exchange amount.

CONSOLIDATED FINANCIAL STATEMENTS

13 Segmented information

Industry Information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

Geographic Information

All interest is earned in Canada.

The Company's mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 8.

All other non-current assets are held in Canada.

14 Financial instruments

The Company's financial instruments consist of the following items: Cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Due to the short-term nature of these instruments, the Company estimates that their carrying value approximates their fair value.

15 Supplemental cash flow information

Western Copper received working capital items as part of the plan of arrangement between Glamis Gold and Western Silver (note 3). The Company did not have to expend any cash to acquire these items. Their carrying value at the time of the transfer was allocated to share capital.

	Year Ended December 31	
	2006	**2005**
	$	**$**
Change in Non-Cash Working Capital Items:		
Receivables Relating to Operations	(214,802)	-
Prepaid Expenses	(62,626)	-
Accounts Payable and Accrued Liabilities		-
Relating to Operations	582,874	-
	305,446	-

CONSOLIDATED FINANCIAL STATEMENTS

16 Income Taxes

As at December 31, 2006, the Company has accumulated non capital losses available for carry-for-ward of approximately $2,600,000, which will expire between 2007 and 2013. The Company also has available Canadian Exploration and Development Expenditures, which are available to reduce future taxable income. In addition, the Company's Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances. Western Copper Corporation was incorporated on March 17, 2006 and, as such, there are no income tax figures for periods prior to incorporation.

a)   For the year ended December 31, 2006, the Company does not have any current or future income tax expense or recovery. This differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2006
Statutory Tax Rate	31%
	$
Loss for the Year	3,242,185
Recovery of Income Taxes Based on Statutory Canadian Combined Federal and Provincial Income Tax Rates	1,005,077
Non Deductible Items	(582,295)
Losses for Which No Income Tax Benefit Has Been Recognized	(422,645)
Difference Between Canadian and Foreign Tax Rates	(137)
	-

b)   The significant components of the Company's future tax assets are as follows:

	2006
	$
Future Income Tax Assets	
Mineral property interests	2,096,249
Operating loss carry-forward	822,849
Other	19,545
Benefit from Losses	2,938,643
Valuation Allowance for Future Tax Assets	(2,938,643)
	-

CONSOLIDATED FINANCIAL STATEMENTS

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

The future income tax liability arising from the difference between each mineral property's carrying value and its tax basis has been allocated to the related mineral property (notes 4 and 8).

17 Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

Western Copper prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The effects of significant measurement differences between Canadian and U.S. GAAP are described below.

Balance Sheets

	As at December 31	
	2006 $	2005 $
Mineral properties - under Canadian GAAP	46,507,499	4,423,514
Cumulative exploration expenditures written off under U.S. GAAP (a)	(527,330)	(423,514)
Future income tax effect of cumulative exploration expenditures written off under U.S. GAAP (a)	(95,792)	-
Mineral properties - under U.S. GAAP	45,884,377	4,000,000
Future income tax liability – under Canadian GAAP	11,710,372	-
Future income tax effect of cumulative exploration expenditures written off under U.S. GAAP (a)	(95,792)	-
Future income tax – under U.S. GAAP	11,614,580	-
Shareholders' equity - under Canadian GAAP	71,557,970	4,432,841
Measurement differences		
Cumulative exploration expenditures written off under U.S. GAAP (a)	(527,330)	(423,514)
Shareholders' equity - under U.S. GAAP	71,030,640	4,009,327

CONSOLIDATED FINANCIAL STATEMENTS

Statements of Loss and Deficit

		For the years ended December 31	
	2006 $	2005 $	2004 $
Loss for the year - under Canadian GAAP	3,242,185	361,415	248,456
Exploration expenditures for the period (a)	103,816	169,620	165,336
Loss and comprehensive loss for the year - under U.S. GAAP	3,346,001	531,035	413,792
Deficit - under U.S. GAAP, Beginning of the year	17,992,750	17,461,715	17,047,923
Loss and comprehensive loss for the year - under U.S. GAAP (a), (b)	3,346,001	531,035	413,792
Deficit - under U.S. GAAP, End of the year	21,338,751	17,992,750	17,461,715
Loss and comprehensive loss per share (note 9)	0.06	-	-
Weighted Average number of common shares outstanding (note 9)	52,481,505	-	-

Statements of Cash Flows

		For the years ended December 31	
	2006 $	2005 $	2004 $
Cash provided by (used in) operating activities, under Canadian GAAP	(3,970,217)	(361,415)	(248,456)
Adjustment for mineral properties and deferred exploration (a)	(100,000)	(169,620)	(65,336)
Cash provided by (used) in operating activities, under U.S. GAAP	(4,070,217)	(531,035)	(313,792)
Cash provided by (used in) investing activities, under Canadian GAAP	(32,807,529)	(236,619)	(105,960)
Adjustment for mineral properties and deferred exploration (a)	100,000	169,620	65,336
Cash provided by (used in) investing activities, under U.S. GAAP	(32,707,529)	(66,999)	(40,624)

CONSOLIDATED FINANCIAL STATEMENTS

a) Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.

For U.S. GAAP purposes, exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established and administrative expenditures are expensed as incurred.

Mineral property acquisition costs, including periodic option payments, and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse, abandoned, or when impairment in the value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

b) Comprehensive Income

U.S. GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by, and payments to owners.

c) Recent U.S. accounting pronouncements

i) In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43 "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes that this Statement will have no impact on its consolidated financial statements.

ii) In September 2005, FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The impact of SFAS 154 cannot be determined until such time the Company makes a change in accounting policy.

CONSOLIDATED FINANCIAL STATEMENTS

iii)   In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will have no impact on the Company's consolidated financial statements and related disclosure.

iv)   In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on is financial condition or results of operation.

v)   In February 2006, the FASB issued FASB Staff Position ("FSP") FAS 123R-4 "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event." FSP FAS 123R-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event and amends paragraphs 32 and A229 of SFAS 123R. The Company was required to apply the guidance in FSP FAS 123R-4 in the current year. Its adoption has not had a significant impact on the Company's consolidated financial statements.

d)   Recent Canadian accounting pronouncements

CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the Company commencing with the 2006 financial year. Reporting of the Company's results is not expected to be materially affected by this standard.

In January 2005, the CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Business is currently reviewing the impact of these new standards. These standards are as follows:

Financial instruments – Recognition and Measurement, Section 3855:

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instruments gains or losses are to be presented.

Hedges, Section 3865:

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income, Section 1530:

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholder's equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

Board of Directors

F. Dale Corman, B.Sc., P.Eng.
Co - Chairman & Chief Executive Officer
Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 35 years experience as a senior corporate officer of publicly listed companies and has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing and corporate management. Prior to becoming Chief Executive Officer of Western Copper in June 2006, Mr. Corman was Chairman and Chief Executive Officer of Western Silver Corporation which was acquired by Glamis Gold Limited in May 2006.

Ross Beaty, B.Sc., M.Sc., LL.B.
Co- Chairman
Mr. Ross J. Beaty founded Pan American Silver Corp. in 1994 and currently serves as Chairman. He is a geologist and mining entrepreneur with more than 30 years of experience in the international minerals industry. He is a past President and current member of the Executive Committee of the Silver Institute in Washington, DC. Mr. Beaty is a Fellow of the Geological Association of Canada and the Canadian Institute of Mining, and is a recipient of the Institute's Past President's Memorial Medal. Mr. Beaty was born in Vancouver, Canada in 1951 and educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.

Robert J. Gayton, B.Comm., Ph.D., FCA
Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr.Gayton is a director of several public companies.

Klaus Zeitler, Ph.D.

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Copper Corporation.

David Williams, MBA

Mr. Williams obtained a Master of Business Administration Degree from Queens University in 1964 and a Doctor of Civil Laws Degree from Bishops University in 1966, where the Business Faculty is named in his honour. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is Chairman of Bennett Environmental and Roador Inc. and is a director of Calvalley Petroleum, Resin Systems, Atlantis Systems, and Newport Partners Income Fund.

Brent Kinney, B.Sc., LL.B.

Mr. Kinney is an international petroleum lawyer based in Dubai, United Arab Emirates. He has more than 20 years experience representing both government and private sector clients throughout the world. Prior to leaving Canada in 1990 he was a partner in one of Alberta's leading energy law firms. He has represented governments, state oil companies and international oil companies in petroleum ventures worldwide. Mr. Kinney is also a director of Husky Energy Inc. and Dragon Oil plc. He has both a Bachelor of Laws degree and a Bachelor of Science (Geology) degree from the University of Manitoba, Canada. He is a member of the Canadian Bar Association and the Law Societies of Alberta, England and Wales and Hong Kong and is also a member of the Chartered Institute of Arbitrators, London, England.

Management Team

F. Dale Corman, B.Sc., P.Eng.
Chairman & Chief Executive Officer
Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies and has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing and corporate management, most recently as Chairman and CEO of Western Silver Corporation.

David Jensen, P.Eng., LL.B., MBA
Vice President, Corporate Development
Mr. Jensen graduated with a Bachelor of Applied Science (Mechanical Engineering) from the University of Waterloo in 1987 and received P.Eng. status in British Columbia in 1990. Working initially on military and civil aerospace programmes in engineering and project management capacities and high technology manufacturing, Mr. Jensen obtained his LL.B. (Corp/Comm Law focus) from the University of Calgary in 1997 and his MBA (Logistics & Supply Chain Management) from the University of British Columbia in 1999. Experience includes providing strategic and business advisory services to B.C. mining companies through his own consultancy. Current focus includes corporate strategy, mergers and acquisitions, TSX compliance, corporate legal matters, and government, community and investor relations.

Jonathan Clegg, P.Eng.
Vice President, Engineering
Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering there in 1977. In 1979 he moved to Canada with Kilborn remaining with the company until 2002. From 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. In 2003 he joined Western Silver Corporation as V.P. Engineering, focusing mostly on the Peñasquito Project, until the company was acquired by Glamis Gold Ltd.

Julien François, CA
Vice President, Finance and Chief Financial Officer

Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor.

Corey Dean, B.Comm, LL.B.
Corporate Secretary

Mr. Dean has practiced corporate, securities and natural resource law with a focus on corporate finance and mergers and acquisitions since 1981. He was educated at the University of British Columbia where he received his B.Comm. in 1979 and his LL.B. in 1980. Since 1987, he has been a partner of the firm of DuMoulin Black LLP, a law firm focused on corporate finance for public companies, and is currently managing partner of the firm. Mr. Dean has an extensive corporate and securities practice with particular emphasis on mergers and acquisitions as well as public and private financings and corporate governance matters. He has advised numerous clients in listing matters on stock exchanges and in cross border financings. He acts as counsel for corporate clients engaged in various industry sectors but primarily in mineral exploration, development and operations.

Jim Marlow, B.Sc., B.A.Sc., P.Eng.
Senior Mining Engineer

Mr. Marlow received a B.Sc. in marine sciences from the University of Victoria in 1977 and in 1987 he received a B.A.Sc. in mining engineering from the University of British Columbia. With over 18 years of consulting and operating experience in the Americas and Central Asia, Mr. Marlow has held key technical and management positions. From 1996 to 2002 he was a Senior Engineer and Project Manager at Kilborn Engineering Ltd. and from 2002 to 2004 through his own consultancy, he provided mine engineering, project management and environmental permitting services. In 2004 Mr. Marlow joined Western Silver Corporation as Senior Mining Engineer, focusing on the advancement of the Peñasquito Project until its acquisition by Glamis Gold Ltd.

Cameron Brown, P.Eng.
Project Manager
Mr. Brown has 36 years experience in mineral processing experience through assignments in Canada, USA, South America, Australia, Mexico and Romania. He has been responsible for plant maintenance, project management and engineering of major base and precious metal projects in the Canadian Artic, the Atacama Desert and New Caledonia. Most recently Mr. Brown held the position of Project Manager at Western Silver Corporation during the feasibility study phase of the Peñasquito deposit in central Mexico, until its acquisition by Glamis Gold Ltd.

Paul West-Sells, Ph.D.
Senior Metallurgist
Dr. West-Sells received a B.A.Sc. followed by a Ph.D. from the University of British Columbia in 1996. He has over 10 years experience working on a variety of mining projects, first with BHP in Reno and then with Placer Dome prior to its acquisition by Barrick Gold Corporation. Recently he was Senior Metallurgist at Barrick's Technology Centre focusing primarily on refractory gold and copper projects. He joined Western Copper Corporation in 2006 as Senior Metallurgist to assist in the development of its portfolio of mining projects.

NOTES

NOTES